Denise R. Cade

Senior Vice President, General Counsel and

Corporate Secretary

SunCoke Energy Partners L.P.

SunCoke Energy Partners GP LLC

1011 Warrenville Road

Suite 600

Lisle, IL 60532

630.824.1906 Phone

630.824.1106 Fax

drcade@suncoke.com

June 15, 2015

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long
Assistant Director

Re:	SunCoke Energy Partners, L.P.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 29, 2015
File No. 333-203562
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed April 28, 2015
File No. 1-35782

Dear Ms. Long:

This letter contains the responses of SunCoke Energy Partners, L.P. (the “Registrant”) to the comments (each a “Comment” and, together, the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 11, 2015 (the “Comment Letter”), regarding the above-referenced filings.

For your convenience, each of the Staff’s Comments, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with the Registrant’s response set out immediately underneath the applicable Comment. In addition, the Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 2 to the Registration Statement, which is marked to show changes from Amendment No. 1.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the above-referenced filing.

Securities and Exchange Commission

June 15, 2015

Registration Statement on Form S-3

Exhibit 5.1 - Legal Opinion

1.	We note that the opinion states that the common and preferred units will be non-assessable. Please revise the opinion to address whether purchasers will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers’ ownership of the securities.

Response: The Registrant acknowledges the Staff’s comment, and has revised the legal opinion (filed as Exhibit 5.1 to the Registration Statement) accordingly to state that purchasers of the Registrant’s common units and/or preferred units will have no obligation under the Delaware Revised Uniform Limited Partnership Act, the Registrant’s governing documents or any resolution or other action taken under the Registrant’s governing documents, to make further payments to the Registrant or its creditors for their purchase of such units or contributions to the Registrant or its creditors solely by reason of their ownership of such units or their status as limited partners of the Registrant. Please see the revised legal opinion included as Exhibit 5.1 to Amendment No. 2.

10-Q for the Period Ended March 31, 2015

Granite City Dropdown, page 6

2.	We note your response to comment 10 of our letter dated May 18, 2015. Please clarify whether the $45 million for cash retained to pre-fund SunCoke Inc.’s obligation for the anticipated cost of the Granite City environmental project represents legally restricted cash and, if so, what consideration was given to Rule 5-02.1 of Regulation S-X.

Response: The Registrant acknowledges the Staff’s comment and notes that the $45 million of cash retained to pre-fund SunCoke Inc.’s obligation for the anticipated cost of the Granite City environmental project does not represent legally restricted cash.

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Securities and Exchange Commission

June 15, 2015

In submitting this response to the comment contained in the Staff’s letter dated June 11, 2015, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1906, or to John DiRocco, at 630-824-1785.

Very truly yours,

SunCoke Energy Partners, L.P.

By:	SunCoke Energy Partners GP LLC, its general partner

/s/ Denise R. Cade
Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary

cc:	Fay West (SunCoke Energy Partners, L.P.)

Gillian R. Hobson (Vinson & Elkins L.L.P.)